EXHIBIT 99. (q)

PREMIER Accumulation Life® Individual Flexible

Premium Variable Life Insurance Policy

Description of Transfer and Redemption Procedures For

Flexible Premium Variable Life Insurance Policies Issued By

Symetra Life Insurance Company

Pursuant To Rule 6e-3(T)(B)(12)(iii)

This document sets forth administrative procedures followed by Symetra Life Insurance Company (“Symetra” or the “Company”) in the issuance of its Individual Flexible Premium Variable Life Insurance Policy or (the “Policy” or “Policies”), the transfer of assets held thereunder, and the redemption by Owners of their interests in said Policies.

PURCHASE AND ISSUANCE OF POLICIES

A.  Premiums and Underwriting Standards

The Policy is a flexible premium variable life insurance Policy. The Policy provides flexibility regarding the timing and amount of premium payments after the first payment. No additional premium must be paid unless required to pay the ongoing monthly deductions. Additional premium payments may be made at any time while the Policy is in force and may be necessary to prevent Policy lapse. The minimum initial premium must be sufficient to purchase and cover the monthly deductions for the specified amount of insurance coverage and any optional features applied for. The minimum specified initial amount must be at least $100,000 of life insurance under the Policy or $50,000 for age 55 and older issued at the Standard rate, which can be a combination of base Policy coverage and term insurance provided by an optional rider. The specified amount of base coverage must be at least $100,000 or $50,000 for age 55 and older issued at the Standard rate and at issue must be at least 10% of the total specified amount (base plus term coverage combined). We reserve the right to limit premiums or refund any values that would disqualify the Policy as life insurance under the federal Internal Revenue Code.

B.  Application and Initial Premium Processing

Upon receipt of a completed Application, Symetra will follow generally accepted insurance underwriting procedures to evaluate the risk and determine insurability. Standard underwriting may involve medical examinations and may require further information from the proposed Insured before a determination can be made. The policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as the insured’s age, health or occupation. The insured cannot be over age 80 on the Policy Date. If we receive a Premium and determine that the insured does not meet our underwriting criteria, we will return to you an amount equal to the Premium. No interest will be paid. A Policy will not be issued until underwriting procedures have been completed.  If we determine that the insured does meet our underwriting criteria and a Premium has been received, the effective date of the policy will be the date the application was received in good order at Symetra.

C.  Premium Allocation

On the Policy application, the Owner may allocate the premiums in one or more of the available portfolios and/or the fixed account. The Fixed Account provides a fixed interest rate guarantee provided by Symetra’s general account. Symetra initially invests the portion of the Premium allocated to variable portfolios in the Fidelity Money Market Portfolio.

D.  Right To Examine

See the “Right to Examine” subsection of the “Premiums’ section of the prospectus.

TRANSFERS AMONG PORTFOLIOS

A.  Transfer Rules

A transfer is considered any single request to move assets between one or more portfolios.  Subject to restrictions during the “right to examine period”, you may transfer Policy value from one Portfolio to another, from the portfolios to the Fixed Account, or from the Fixed Account to any Portfolio.  We must receive notice of the transfer by either Written Notice, or an authorized telephone transaction.  See also the transfer-related subsections under the “Investment Options” section of the prospectus.

REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A.  Policy Loans

See the “Loans” subsection under the “Access to Your Money” section of the prospectus.

Preferred Loan. See the “Loans” subsection under the “Access to Your Money” section of the prospectus.

Interest Rates. See the “Loans” subsection under the “Access to Your Money” section of the prospectus.

B.  Withdrawals

See the “Withdrawals” subsection under the “Access to Your Money” section of the prospectus.

Withdrawal Rules

•                  Withdrawal requests must be sent to us in writing, either by mail or facsimile..

•                  For tax purposes, withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a Modified Endowment Contract.

•                  Once we receive your request in good order, withdrawals from the portfolios will be effective as of the next close of the New York Stock Exchange (“NYSE”).

See also the “Withdrawals” subsection under the “Access to Your Money” section of the prospectus..

C.  Full Surrender

While the insured is alive, you may terminate the Policy for its Net Cash Surrender Value. Following a full surrender, all your rights in the Policy end, and the Policy may not be reinstated.

Surrender Charge.  Unlike many other life insurance policies, there is no charge on withdrawals while this Policy remains in force.  See also the “Surrender Charge” subsection of the “Charges and Expenses” section of the prospectus.

D.   Death Benefit Claims

See the “Extended Maturity Benefit Endorsement” subsection of the “Insurance Benefits” section of the prospectus.

E.  Grace Period, Lapse and Policy Reinstatement

Grace Period.  We will mail this notice to you at your current address on record with us and to any assignee on record. See also the “Policy Lapse and Grace Period” subsection of the “Premiums” section of the prospectus.

Lapse.    See the “Policy Lapse and Grace Period” subsection of the “Premiums” section of the prospectus.

Reinstatement.  See the “Reinstatement” subsection of the “Premiums” section of the prospectus..

Guaranteed Death Benefit.  See the “Guaranteed Death Benefit Endorsement” subsection to the “Insurance Benefits” section of the prospectus.

F.  Disability Waivers

•                  Waiver of Premium – Primary Insured.  See the “Additional Benefits” subsection of the “Insurance Benefits” section of the prospectus.

•                  Waiver of Monthly Deduction – Primary Insured.  See the “Additional Benefits” subsection of the “Insurance Benefits” section of the prospectus.

•                  Accidental Death Benefit.   See the “Additional Benefits” subsection of the “Insurance Benefits” section of the prospectus.

G.  Misstatement of Age or Sex

If the age or sex of the insured has been incorrectly stated, the death benefit and any benefits provided by riders will be adjusted to reflect the death benefit that would have been purchased at the correct age or sex using the cost of insurance rate in effect when the Policy was issued.

H.  Suicide

In the event the insured commits suicide, whether sane or insane, within two years from the Effective Date, the amount of death benefit will be limited to the value of your Policy Account minus any Deductions from your Policy Account.  If the insured dies more than two years after the Effective Date but within two years from the date we issue any increase in coverage, we will pay the death benefit for any coverage in effect more than two years from the Effective Date plus the monthly deduction for the increase in coverage.